Simpson Thacher & Bartlett LLP

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facsimile: +81-3-5562-6202

November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, NE

Washington, DC 20549

Attention:

Lulu Cheng

J. Nolan McWilliams

Re:	Coincheck Group B.V.

Amendment No. 3 to

Registration Statement on Form F-4

Filed August 2, 2024

File No. 333-279165

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (the “CCG”), we are concurrently transmitting herewith Amendment No. 4 to Registration Statement on Form F-4 (the “Amendment No. 4”) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on August 2, 2024. The Amendment No. 4 includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 6, 2024 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

BEIJING	Brussels	HONG KONG	Houston	LONDON	Los Angeles	New York	Palo Alto	SÃo Paulo	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

November 7, 2024

Amendment No. 3 to Registration Statement on Form F-4

General

1.	Please confirm your understanding in writing that:

●	Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in; and

●	Declaring the filing effective does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

In response to the Staff’s comment, the Company confirms its understanding that the decision by the Staff not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s disclosure or responses, or, with respect to the Company’s business operations, any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in. The Company also confirms its understanding that declaring the filing effective does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the Company, or the Company’s practices.

Information About Coincheck

Regulatory Environment, page 226

2.	Please revise your disclosure to clarify, if true, that based on the manner in which you operate your business, as described here and elsewhere in the document, including your account opening procedures, you do not believe that you are operating as an unregistered exchange, broker-dealer or clearing agency in the United States.

In response to the Staff’s comment, the Company has revised the disclosure on page 226 of Amendment No. 4.

United States Securities and Exchange Commission

Division of Corporation Finance

November 7, 2024

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +1 (212) 455-2163 (work) or mbrod@stblaw.com (email), or, in his absence, Taki Saito at +81-3-5562-6214 (work) or tsaito@stblaw.com or Xochitl Romo at +81-3-5562-6221 (work) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Mark Brod
Mark Brod
Partner

Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP

Jon Talcott

Peter Strand